Exhibit 21.1

SUBSIDIARIES OF ASCENDANT SOLUTIONS, INC.

State of Organization	Company Name
Texas	CRESA Capital Markets Group, L.P.
Texas	Ascendant CRESA LLC
Texas	ASE Corp.
Texas	VTE, L.P.
Texas	Ascendant VTE, LLC